

Mail Stop 4628

November 7, 2017

Via E-Mail
Mr. Maxwell A. Lof
Executive Vice-President,
Finance and Chief Financial Officer
Bellatrix Exploration Ltd.
800 5th Avenue S.W., Suite 1920
Calgary, Alberta
Canada T2P 3T6

      Re: Bellatrix Exploration Ltd.
             Form 40-F for the Fiscal Year ended December 31, 2016
             Filed March 17, 2017
             File No. 001-35644

Dear Mr. Lof:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year ended December 31, 2016

Exhibit 99.4

Supplementary Oil and Gas Information (Unaudited)

Net Proved Oil and Natural Gas Reserves

1.   We note your disclosure about the revisions in proved reserves during 2016 indicates these result from separate and unrelated factors, including (i) "new wells exceeding expectations and existing wells outperforming the reserves assigned in the previous year" and (ii) "gas shrink in the Company's major operating field was decreased year-over-year

with the movement of production to the Company's new operating gas plant, adding sales volumes as a proportion of raw volumes overall."

Please expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. Please identify the extent of any material changes caused by proved undeveloped locations becoming uneconomic, as may relate to changes in commodity prices, decisions to remove proved undeveloped locations due to changes in previously adopted development plans and the changes in total proved reserves caused by commodity prices in addition to the changes you have identified in your disclosure, to comply with FASB ASC 932-235-50-5.

2. Please expand your discussion to include comparable disclosure relating to the significant changes in the net quantities of proved reserves, other than production, for each period (i.e. including 2015), as outlined in our letter dated September 4, 2014, in comment two on similar disclosure in your Form 40-F for 2013.

3. Please expand your disclosure to quantify, on both a discounted and undiscounted basis, the incremental asset retirement obligations that are not included as part of the production costs used to calculate the standardized measure for each period presented (e.g., as may pertain to abandonment and reclamation costs to be incurred for non-reserves wells), as agreed in your letter dated September 18, 2014, relating to comment three on similar disclosure in your Form 40-F for 2013.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources